UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29696/June 22, 2011

_____
In the Matter of   :
                                         :
DREYFUS INSTITUTIONAL MONEY MARKET   :
    FUND, INC.   :
c/o The Dreyfus Corporation   :
200 Park Ave.   :
New York, NY 10166   :
                                         :
(811-3025)   :
                                         :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Dreyfus Institutional Money Market Fund, Inc. filed an
application on April 6, 2011, and amended on May 9, 2011,
requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On May 27, 2011, a notice of filing of the application was
issued (Investment Company Act Release No. 29684). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Cathy H. Ahn
                                    Deputy Secretary